UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF

TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-271798

YOUNEEQAI TECHNICAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

2700 Youngfield St., Ste. 280, Lakewood, Colorado 80215

Telephone (250) 216-4275

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	/_/
Rule 12g-4(a)(2)	/_/
Rule 12h-3(b)(1)(i)	/X/
Rule 12h-3(b)(1)(ii)	/_/
Rule 15d-6	/_/
Rule 15d-22(b)	/_/

Approximate number of holders of record as of the certification or notice date:  107

Pursuant to the requirements of the Securities Exchange Act of 1934 YouneeqAI Technical Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2024	By:	/s/ Murray Galbraith
Murray Galbraith Title: CEO